Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Exicure, Inc.:

We consent to the use of our report incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated March 8, 2019, on the consolidated financial statements refers to the adoption of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers. Our report dated March 8, 2019 also contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and will be required to raise additional capital or alternative means of financial support to fund operations, which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
(signed) KPMG LLP
Chicago, Illinois
July 11, 2019